June 19, 2009

US Securities and Exchange Commission
Division of Corporation Finance,
100 F Street NE,
Washington, D.C., 20549

Attention:	Michael R. Clampitt Staff Attorney

Re
MortgageBrokers.com Holdings, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007,
Form 10-Q for the Quarterly Period Ended September 30, 2008,
Form 10-K for the Fiscal Year Ended December 31, 2008,
Your File No. 333-105778

Dear Mr. Clampitt,

MortgageBrokers.com Holdings, Inc. (“MBKR”, the “Company”, “our”, “we” or “us”) is in receipt of correspondence from the United States Securities and Exchange Commission (“SEC”) dated May 13, 2009.

The following provides our responses to the SEC’s questions and comments with the hopes of better clarifying and enhancing our disclosures as contained in our afore-mentioned Form 10-KSB/A, 10-Q, and 10-K in keeping with our discussions to-date.  Our responses have been organized numerically corresponding with the numbered questions and comments set-down in the SEC’s May 13, 2009 correspondence:

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Market Conditions, page 2

1.  We confirm that we will revise the sections “Market Conditions” and “competitive Business Conditions” to eliminate any repetitive information and inconsistencies.

Item 3, Legal Proceedings, page 6

2.  We confirm that we will revise future filings to disclose which of the defendants is responsible for depositing the 500,000 shares and how such shares were originally acquired.

Recent Sales of Unregistered Securities, page 6

3.  We confirm that in future filings we will disclose all of the information required by Item 701 of Regulation S-K for each sale of unregistered securities, including the exemption from registration that applies to each issuance and the facts relied upon to make the exemption available.

260 Edgeley Blvd. Suite 11 • Concord, ON • L4K 3Y4
T 1.877.410.4848 • F 1.877.410.4845
www.mortgagebrokers.com

STOCK SYMBOL :   MBKR.OB

Item 8A(t).  Controls and Procedures, page 14

4.  The following summarizes management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007:

Evaluation of Disclosure Controls and Procedures

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

In the fourth calendar quarter of 2007 and as of December 31, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our financial disclosure controls and procedures were effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports. Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Changes in Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

This will be included in an amended filing for our 2007 Form 10-KSB.

Form 10Q for the Quarterly Period Ended September 30, 2008

Evaluation of Disclosure Controls and Procedures, page 6

5.  As described in our response to comment 68 of the SEC’s January 15, 2009 comment letter, management feels that by the second quarter of 2007, we had strengthened our internal resources, control procedures and revised our accounting policies, as described in further detail in our responses to your comments 40) and 41), to ensure our controls and procedures would result in financial reporting that is congruent with applicable FASB standards, EITF policies or AICPA accounting interpretations as they might apply to our business operations.

Accordingly, we propose that our Form 10-QSB filing for the second quarter of 2007 be restated with the following amendment:

Item 3. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of June 30, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our financial disclosure controls and procedures were effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports. Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Changes in Internal Controls

There have been changes in the Company’s internal control over financial reporting during the period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting:

i.
The Company hired a corporate controller with US GAAP accounting experience to direct and oversee the implementation of changes in controls and accounting policies related to revenue recognition, expense handling and stock-based compensation accruals to ensure that the Company’s accounting policies and control procedures were effective and congruent with applicable FASB standards, EITF policies or AICPA accounting interpretations as they might apply to our business operations.

As previously noted in our response to Comment 68 of the SEC’s January 15, 2009 comment letter, we propose that our Form 10-Q filings for the Company’s first and second quarters of 2008 be restated amending Item 4T.  The Item which should have stated that management concluded that our controls and procedures were effective and that no changes took place in the periods to the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1.  Description of Business

General

6.  There seems to be confusion relating to use of the term “Minority Interest”, as it relates to accounting standards and relating to the MagnaData transaction which needs to be clarified.

Alex Haditaghi purchased 1,510,000 shares from certain shareholders of MagnaData, Inc. on January 31, 2005 which gave him control and was disclosed in a Form 8-K Current Report filing on February 7, 2005.  At that time, Mr. Haditaghi owned approximately 78% of the outstanding shares of the Company.  As disclosed in our filed 2005 Form 10-KSB, Note 7 of our financial statements, the company declared a 15:1 forward split on March 11 ,2005, resulting in 28,953,000 shares outstanding.  Subsequently, on March 21, 2005, pursuant to a stock purchase agreement, the Company completed a transaction whereby an Ontario, Canada private corporation, MortgageBrokers.com Inc., was acquired to become our operating subsidiary as a mortgage brokerage in Ontario, Canada for 4,000,000 shares of the Company.  Following this transaction, 100% of the operations of Mortgagebrokers.com Inc. have been consolidated into our Company.  None of these transactions would be considered a reverse-takeover requiring a minority interest liability to be accounted for.

Following the transactions, there are no minority shareholders that need to be accounted for and all transactions have been accounted for and reported in our filings.

Our Business Model Market Positioning, page 9

7.  We will revise future filings to incorporate our response to comment 21 of the SEC’s comment letter dated January 15, 2009 including revising the financial statements to disclose the absence of an accounting policy for the treatment of contributions to the stock-based compensation plan made by Alex Haditaghi.

8.  During the first quarter of 2009, the Company issued 500,000 restricted shares of its common stock to our mortgage agents as stock-based compensation.  The shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.  The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered.  We did not undertake an offering in which we sold a high number of shares to a high number of investors.  In addition, this shareholder had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act.  This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.”  Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Future filings and financial statement footnotes will be revised with this added disclosure.

Patents, trademarks, licenses, franchises, Agent Agreements and commitments, page 10

9.  The RE/MAX agreement executed on January 31, 2006 was filed as an exhibit to our Current Report filed February 1, 2006.  Clause 4d) of that agreement states “RE/MAX agrees to refer to MBKR all requests for mortgage financing that are received directly by RE/MAX whether received on the RE/MAX web site or otherwise”.  In this instance, RE/MAX is the franchisor for the region encompassing Ontario, Canada and Atlantic Canada.  At the time of executing the agreement with RE/MAX, the Company had no expectations with respect to the anticipated number of referrals that the franchisor could provide to the Company.  The agreement requirement to direct all of RE/MAX’s referrals to the Company were in addition to referrals that might be directed to the Company from the RE/MAX franchisee network.  The bulk of the expected referrals would be received through RE/MAX’s franchisee network pursuant to a RE/MAX franchisee service level agreement executed between each franchisee and the Company.

The Company will revise future filings to enhance our disclosures regarding the RE/MAX referral agreement and it’s status.

Item 3.  Legal Proceedings, page 14.

10a)  The Company accrued for the total liability associated with the Trisan claim when the partial summary judgment was awarded against the Company on October 3, 2007.  The full accrual was first reported in our 2007 Form 10-KSB financial statements filed on April 15, 2008.  It was felt by Company management that the awarding of judgment elevated the loss from ‘reasonably possible’ to ‘probable’ and the amount of the loss was known as described in the judgment.

Prior to October 3, 2007, when the partial summary judgment was awarded against the Company, the Company was vigorously defending itself and appealing itself in this claim and had launched a counter suit in Ontario Superior Court against Trisan and related parties in the amount of $4.8 MM.  The Company’s legal counsel at that time estimated that the Trisan claim could be a ‘reasonably possible’ contingent liability for the Company of up to $520,000 plus applicable interest and the Company and its legal counsel agreed that the outcome of the ongoing proceedings could not be reasonably determined at that time.  Therefore, the Trisan claim was disclosed as a note disclosure only prior to October 3, 2007 and was not accrued.

Mr. Haditaghi’s intent to satisfy the liability had no part in our decision to accrue for the liability.

b)  In accordance to SFAS 5, the liability was considered only a ‘reasonably possible’ liability with a reasonably estimated amount of loss prior to the partial summary judgment on October 3, 2007, and as such, the contingent liability was disclosed following the claim filing on October 27, 2006, only as a financial statement footnote disclosure.

Following the judgment on October 3, 2007, we felt that the loss could now be classified as probable with a known amount and in accordance to SFAS 5 we accrued for the liability.

c)  We stand corrected in that matter and will not be planning to amend the filings removing the accrual.

d)  The 500,000 shares were originally issued in error by the Company on April 25, 2006 as disclosed in various filings.  They are currently held in trust by an agreed upon escrow agent for this claim.  Presently, as settlement discussions conclude, it is fully expected that these shares will be returned and cancelled and that Mr. Haditaghi will in turn transfer 500,000 shares of his personal shares to Trisan or the settlement escrow agent as may be agreed upon.

e)  There is no executed agreement between the Company and Mr. Haditaghi under which Mr. Haditaghi agreed to indemnify the Company for any losses under this case.  Currently there is a verbal understanding between the Company and Mr. Haditaghi that the liability for the 500,000 shares would be taken care of by Mr. Haditaghi personally on behalf of the Company, as one of the parties to the Judgment, if settlement discussions result in the requirement for such.

Item 7.  Management’s Discussion and Analysis

General

11.  We would like, at this juncture, to take the time to better clarify the competitive nature of the Canadian mortgage broker market place with the hope to open a dialogue with the SEC on this matter.

The reason that we had reported a 54% increase in revenue in 2008 over 2007 was as a result of increasing the number of our licensed mortgage agents and their productivity.  The Canadian mortgage lender market is very mature and competitive.  Most lenders pay mortgage brokers a very similar performance-based commission envelope which ranges between 100 to 105 basis points on funded mortgage volume.

‘Revenue Management’ efforts, i.e. the negotiation of commission premiums by the Company on a lender by lender or service provider basis might account for an extra 1 to 2 basis points, or less than 3 percent marginal increase to our total revenue.

To-date, the biggest factors that affect revenue for a mortgage brokerage operation in Canada such as MortgageBrokers.com is the number of mortgage agents registered under our licensure and their productivity.  Revenue Management, while important in a lean margin industry, has only a very small impact on the company’s gross revenue.

Our Company routinely discloses the number of agents registered under our licensure and growth rate in recruiting books of business with each quarterly and year end filing.

Our mortgage agents have access to in excess of 50 lenders in Canada.  Of these, there are 6 national schedule A chartered banks, and currently, 4 service the mortgage broker channel.  In fact, the 4 chartered banks that service the mortgage broker channel have captured 70% of the mortgage broker’s origination.  In 2007, Bank of Montreal, a national Schedule A bank in Canada, decided to no longer accept deal flow from the mortgage broker industry.  Since 2007, we have lost 8 sub-prime lenders in the market place.  There was little to no impact on our agent’s ability to have mortgages funded or on the Company’s revenue.  In fact, our Company has experienced double to triple digit revenue growth rates year over year, primarily as a result of our sales management’s team ability to recruit new agents, service our existing agents, and to build sales tools to improve their productivity.

Disclosure of our revenue by lending source and revenue type at the present time, whose management accounts for less than 3 % of our total revenue, will have the following deleterious outcomes:

a)
will possibly reveal special lender or market partner revenue arrangements that are proprietary and confidential in nature and based on committed volumes, efficiency bonuses, or marketing support arrangements which will be used by our competition to negotiate equal or better and some of which if disclosed, will cancel the arrangements and result in lost revenue; and,

b)	will reveal weak and strong lender relationships that could be used by our competition to recruit away our books of business.

Management would prefer to segment revenue by functional business units as we develop new business units in various sectors of the market as we grow, for example, if we became ourselves a lender or purchased an insurance brokerage.  To-date, our Company has one operational business, which is as a mortgage brokerage.  As such, we would like to refrain from disclosure of existing revenue streams by lender source and type as it has little significance to an investor and would significantly harm the Company.  We would welcome an opportunity to discuss these matters further with you if required.

Liquidity, page 21

12.  We will so incorporate for future filings on a go forward basis.

Item 9.  Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

13a)  The 2006 Form 10-KSB had incorporated all of the changes that were subsequently reflected in the 2006 amended quarters filed on August 17, 2007.  In the fourth quarter of 2006, following receipt of SEC correspondence on September 25, 2006, the Company worked with our contracted bookkeepers, auditors and legal counsel to respond to the 2006 SEC comment letter and through that process identified deficiencies in our accounting policies.  The Company completed considerable work to make the required changes to our 2006 financial accounting records to eliminate these deficiencies and subsequently filed our first filing with these changes incorporated with our 2006 Form 10-KSB.  We then went back subsequent to the 2006 Form 10-KSB filing and restated our 2006 quarters, which were filed on August 17, 2007.  The delay in filing the 2006 quarters after filing the 2006 year end was one of timing associated with available resources.

The restatement of our first quarter 2007 Form 10-QSB was due to errors made in implementing the afore-mentioned changes that were incorporated into our 2006 Form 10-KSB with the help and support of our contracted bookkeepers, auditors and legal counsel, however, when the time came to complete and file our first 2007 Form 10-QSB, the Company had changed auditors.  Under time constraints during completion of our first quarter 2007 with new auditors, the company made errors in it’s reported record of financial condition for that period.  In late spring of 2007 we hired a controller to strengthen our in-house accounting capabilities and systems to ensure that the accounting policies and control procedures, instituted in the fourth quarter of 2006, were effective and effectively applied and congruent with applicable FASB standards, EITF policies or AICPA accounting interpretations as they might apply to our business operations.

b)  We will file an amendment to our 2007 10-KSB that properly evidences the signature of the audit firm that issued the report on our 2006 and 2005 financial statements.

c)  We will file Exhibit 16 in connection with the departure of SF Partnership LLP as your auditor in response to the SEC’s comment letter to the Company dated December 17, 2007.

Item 9A(T).  Controls and Procedures, page 25.

14.  The disclosure identified in our 2008 Form 10-K contain a typo error as identified in the emphasized text by the SEC.  The disclosure should have stated that:

ITEM 9A(T). CONTROLS AND PROCEDURES
(a)  Management’s Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

In the fourth calendar quarter of 2008 and as of December 31, 2008, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our financial disclosure controls and procedures were effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

 (b) Changes in Internal Controls.

There have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

This will be corrected on a go forward basis in future filings.

15.  Please see our response to Comment 4 & 5.  It was determined from these comments that our first and second quarters for 2008 contained typographical errors where-in we stated our financial disclosures and controls and procedures were not effective and should have stated that they were effective.  As per our responses to comments 4 and 5, our disclosure of changes made should have taken place in our second quarter 2007 filings as identified in our response to comment 5 here-in.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

16.  We will classify this expense on a go forward basis as an operating expense.   It was originally separated out as extraordinary at the direction of our former auditors, DNTW, in order for them to sign-off on the financial statements.  Please see our response to Comment 10 regarding the change in the accrual in 2008 from 2007.

Consolidated Statements of Cash Flows, page F-7

17.  We will correct this error on a go forward basis in our filings with respect to payment of deferred offering costs disclosure within our statement of cash flows.

Note 2.  Summary of Significant Accounting Policies, page F-9

18.  Please see our response to Comment 11.

    19.  We confirm we will revise our 2008 Form 10-K and future filings to correct the EPS calculation.

If you have any further questions regarding these matters, please do not hesitate to contact the undersigned.

Yours truly,
MORTGAGEBROKERS.COM HOLDINGS, INC.

Alex Haditaghi,
Chief Executive Officer